FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	2007 Preliminary Results, dated February 28, 2008.

2007 PRELIMINARY RESULTS February, 28 2008 th

Disclaimer
Safe harbour statement under the US Private Securities Litigation Reform Act of 1995
This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private
Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of Repsol YPF and its management, including statements with respect to Repsol YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates.  These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.
Repsol YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by
Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores en Argentina,
and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about
Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F
for the fiscal year ended December 31, 2006 filed with the US Securities and Exchange Commission and available on Repsol YPF’s website
(www.repsolypf.com).  In light of the foregoing, the forward-looking statements included in this document may not occur.
Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of Repsol YPF's or YPF Sociedad Anonima's respective ordinary shares or ADSs in the
United States or otherwise. Repsol YPF's and YPF Sociedad Anonima's respective ordinary shares and ADSs may not be sold in the United
States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

OVERVIEW Antonio Brufau, Chairman and CEO

• PUTTING YPF IN VALUE YPF transaction • BOOSTING POTENTIAL THROUGH EXPLORATION: Libya Algeria Brazil GOM Peru Bolivia Alaska 2007 Main Developments I

• LNG DEVELOPMENTS: Peru LNG: Supply contract to Manzanillo • DOWNSTREAM DEVELOPMENTS: FID for Bilbao refinery FID for Cartagena refinery 2007 Main Developments II

•
OPTIMIZING OUR PORTFOLIO:
Divestment of Chilean service station network
Divestment of 10% stake of CLH
Divestment of small chemical businesses
Divestment of Repsol´s corporate building
•
DIVIDEND GROWTH:
Improved retribution to shareholders
•
NEW CORPORATE STRUCTURE
2007 Main Developments III

2007: Adjusted
2007: Adjusted
Income from Operations
Income from Operations
2007 INCOME FROM OPERATIONS
Million €
5,486
5,776
728
96
-119
- 443
- 155
-398
0
1.500
3.000
4.500
6.000
2006 MIX PRICE-VOL. INVENTORY EFFECT Dubai+ Contractual
Changes
EXCHANGE RATE DD & A COSTS & OTHERS 2007

• RECORD RESULTS • SIGNIFICANT DIVIDEND INCREASED • STRONG FINANCIAL STRUCTURE • FIRST STEP INTO YPF TRANSACTION GIVEN Summary of year 2007

Downstream Downstream Upstream Upstream LNG LNG February 2008 Strategic Plan 2008-2012 Strategic Plan 2008-2012 Focused Management for Profitability & Growth

Strategic Plan 2008-2012
Agenda
1.
1.
Progress to date in the Strategic Plan 2005-09
Progress to date in the Strategic Plan 2005-09
2.
2.
Repsol YPF Group Strategic Vision 2008-2012
Repsol YPF Group Strategic Vision 2008-2012
3. Strategic Plan 2008-2012
3. Strategic Plan 2008-2012

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
Agenda
1.
1.
Progress to date in the Strategic Plan 2005-09
Progress to date in the Strategic Plan 2005-09
2.
2.
Repsol YPF Group Strategic Vision 2008-2012
Repsol YPF Group Strategic Vision 2008-2012
3.
3.
Strategic Plan 2008-2012
Strategic Plan 2008-2012

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
.... resulting in tougher operating conditions in the industry
•
Increasing energy nationalism in oil & gas producing countries
•
Intense competition for E&P and LNG assets and projects
•
Escalating lifting costs
•
Significant increase in investment costs driven by raising
engineering and raw material costs
•
Constrained availability of technical and human resources
•
Increasing share of production coming from mature basins globally
2005-2007: Favorable macro-environment but
challenging operating conditions
Positive price and margin environment in 2005-2007 period....
•
High crude oil (avg. Brent: 64$/bbl) and gas prices (avg. HH: 7.7$/MBtu)
•
Strong refining margins (avg. Brent Cracking NWE 4.5$/bbl)
Note:
Strategic Plan 2005-09 assumptions: Brent: 25$/bbl, HH: 4.0 $/Mbtu and Brent cracking NWE 2$/bbl

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
Repsol YPF has reinforced its strengths since
2005 but important challenges remain relevant
Quality people
Integrated business in two
large areas
Leading and high
performance downstream
positions
Atlantic Basin LNG; Gas
Natural relationship
Unique position in an
improving Argentina
Strong North Africa portfolio
Superior NOC relations in
Key areas
Strengths
Increase shareholder
returns
Replace reserves
Improve margins
Reinvest successfully
Diversify geographically
Reinforce credibility
Become outward
looking, more
commercial and
international
Attract and retain talent
Challenges
Strategic Plan 2005-2009: Assessment of Repsol YPF key Strengths and Challenges

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
2005-2007: Building solid foundations for growth
and profitability enhancement
• Local partner and anticipated additional free float critical to increase value
• Divestment of non-core assets (CLH, Chile marketing, Repsol Tower, etc.)
• Reduced LatAm exposure (38% of CE in 2007 vs. 52% in 2004) and increased OCDE
Re-balance Group's
business portfolio
Recovery of Upstream
performance and creation
of new growth platforms
Increased shareholder
returns and financial
flexibility
Organization
transformation and
reinforced accountability
Stronger corporate
governance and
transparency
(1) Discovery cost in core areas: 2.90 $/bbl(2002-03) to 1.60 $/bbl (2004-06). Calculated as exploration and appraisal outlays divided by contingent resources found. Core areas: North Africa and North Latin America
(2) Estimated
• Operating cash-flow: 6.6 B€/year (2005-07) vs. 5.5 B €/year (2002-04)
• Dividends: +100% DPS increase (2004-2007
(2)
)
• Debt-to-Capital employed ratio (incl. preference shares): 40%(2004) to
26.5%(2007)
• Exploration ex-Argentina: Activity increase  (27 wells/yr (2005-07) vs. 17 in
2002) and performance enhancement
(1)
• Development of new core areas (Gulf of Mexico, Brazil)
• Acquisition of new high value assets (TSP, Camisea)
• Develop expertise in mature basins
• New management team fully aligned with new strategy and vision
• Efficiency of corporate functions (400 positions eliminated) and reduced bureaucracy
• New talent management and performance evaluation tools already in place
• Improved Board control over reserves and safety and environment
• Reserves audited and restated
• Internationally recognized for transparency and social corporate responsibility

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
Agenda
1.
1.
Progress to date in the Strategic Plan 2005-09
Progress to date in the Strategic Plan 2005-09
2.
2.
Repsol YPF Group Strategic Vision 2008-2012
Repsol YPF Group Strategic Vision 2008-2012
3.
3.
Strategic Plan 2008-2012
Strategic Plan 2008-2012

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
Integrated
core business
Operated
Key
Shareholding
Non-operated
Key
Shareholding
Our vision and strategic priorities 2008-2012
Up-
stream
LNG
Down-
stream
Focused Management for Profitability and Growth: Shareholder and stakeholder returns
• Optimize profitability of current operations
• Focused growth through 10 key projects
• Divest non-performing assets
• Partial divestment to improve and rebalance portfolio
• Local partner and anticipated additional free float
critical to increase value. Local focus within the
framework of a global company
• Improve performance by capturing opportunities in
an expanding energy market
• Growth of operations via Stream JV
• Growth and leverage maximization
• Open options and flexibility for the future

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
100
210
2008 2012
100
180
2008 2012
280
100
2008 2012
Group EBITDA Group Operating income
Note:
Excludes extraordinary results from divestments
(1) Net income after minority interests
Group Net income
(1)
x2.8
Focused Management for Profitability and Growth
Index: 2008=100 Index: 2008=100
Index: 2008=100
x2.1
x1.8
Strong focus on profitability of capital employed
• Increasing ROCE of existing assets: from 11% in 2008 to more than 15% in 2012
• High rate of return of 10 key growth projects: IRR > 15%
Brent price assumption: 55$/bbl in 2008 and 60$/bbl in 2012

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
Rebalance Group portfolio towards OECD
and core businesses
(1) Calculations assume divestment of 15% of YPF to local partner
(2) Calculations assume divestment of 45% of YPF
38%
54%
2007
(1)
2012
(2)
31%
55%
29%
12%
58%
18%
17%
65%
2007 Capital Employed: €26B
Geographic
Breakdown
Business
Breakdown
2004 Capital Employed:  €22B
2004
52%
40%
35%
13%
52%
OECD
LatAm
Core
Business
YPF
GN
T&T and
Other
8%
8%
14%
2012 Capital Employed: €39B

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
Agenda
1.
1.
Progress to date in the Strategic Plan 2005-09
Progress to date in the Strategic Plan 2005-09
2.
2.
Repsol YPF Group Strategic Vision 2008-2012
Repsol YPF Group Strategic Vision 2008-2012
3.
3.
Strategic Plan 2008-2012
Strategic Plan 2008-2012

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
2008 2012
Avg. 2007
Macroeconomic assumptions in the Strategic Plan
US$/€
Henry Hub
(US$/MBtu)
Brent
(US$/bbl)
Argentina Natural Gas
Price (US$/MBtu)
1.22
7.60
60
3.75
1.28
7.00
55
1.55
1.37
6.86
72.40
1.50
(1) Brent cracking NWE FOB
Argentina Gasoline Price
(US$/l and % of import parity)
0.44
88%
Refining Margin
(
¹
)
(US$/bbl)
0.34
76%
4.00 4.70
0.30
5.10
57%
Average Tax Rate (%)
42% 41.9%

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
Operated
Key
Shareholding
Non-operated
Key
Shareholding
Our vision and strategic priorities 2008-2012
Focused Management for Profitability and Growth: Shareholder and stakeholder returns
• Partial divestment to improve and rebalance
portfolio
• Local partner and anticipated additional free
float critical to increase value. Local focus within
the framework of a global company
• Improve performance by capturing opportunities
in an expanding energy market
• Growth of operations via Stream JV
• Growth and leverage maximization
• Open options and flexibility for the future
Integrated
core business
Up-
stream
LNG
Down-
stream
• Optimize profitability of current operations
• Focused growth through 10 key projects
• Divest non-performing assets

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
Core business: Optimize operations and grow
through 10 Key projects
Downstream
Downstream
Upstream
Upstream
LNG
LNG
Enhance profitability
of existing assets and invest
in expansion and conversion
in Spain and Portugal
Organic growth focused
on three core areas
Maximize marketing strength
with reduced CapEx exposure

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
Core business: Optimize operations and grow
through 10 Key projects
Downstream
Downstream
Upstream
Upstream
LNG
LNG
Enhance profitability of existing
assets and invest in expansion and
conversion  in Spain and Portugal

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  DOWNSTREAM
Strategic Plan 2008-2012
Long history of value creation (I)
Leadership position in Refining
Highly integrated regional
Petrochemical business
#1 Refiner in Spain (#6 in Europe)
Integrated system with high conversion
ratio in Spain
#1 Refiner in Peru
• Integrated position with marketing
#1 producer in Iberian Peninsula
Leading market shares
Competitive costs and high integration
with Refining
Repsol YPF refinery
Others' refineries
CLH crude pipelines
Repsol YPF crude pipeline
CARTAGENA CARTAGENA
ALGECIRAS
HUELVA
CORUÑA
CORUÑA
ÑA
A BILBAO BILBAO
TARRAGONA TARRAGONA
CASTELLON
PUERTOLLANO PUERTOLLANO

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  DOWNSTREAM
Strategic Plan 2008-2012
Highly efficient Marketing with
leadership position in Spain &
Portugal
A world leader in LPG
4,840 Service stations
42% share in Spain, 20% in Portugal
Efficient network: Throughput/station
108% of Spain average
# 4 world LPG company
#1 market position in Spain and LatAm
A leader in LPG operations productivity:
1,700 t/employee in Spain
0
2
4
6
8
M Tm
Long history of value creation (II)

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  DOWNSTREAM
Strategic Plan 2008-2012
Downstream strategic lines and investment targets
5.1
(1)
4.8
0.6
Deliver key
growth
projects
Maximize
profitability of
existing
assets
Future
projects
CapEx 2008-12
(€ B)
10.5
Improve operational efficiency
Asset improvement and HSE
Debottlenecking and growth in existing assets
Biodiesel plants
Divestment of non-core assets
New Tarragona coker
(start up beyond 2012)
New Bilbao coker
Expand Cartagena and increase conversion
Expand Sines (petrochemicals)
(1):
CapEx is not netted by proceeds from divestments

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  DOWNSTREAM
Strategic Plan 2008-2012
Increase conversion at Bilbao refinery
Increase conversion from 32% to 63%
New Coker: 2 M tpa capacity
CapEx 2008-2012: € 700 M
Start-up 4Q 2010
5.7
5.2
Before Project After Project
50.0
41.6
Before project After Project
Global Repsol Conversion
Index in Spain
% FCC
Middle distillate output increase
at Bilbao Refinery
27.5
31.4
Before Project After Project
Heavier and sourer crude quality
at Bilbao Refinery
M m3
+9%
º API
+0.6% S
32%
63%
xx %
% FCC Bilbao Refinery

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  DOWNSTREAM
Strategic Plan 2008-2012
50.0
61.8
Before Project (incl.
Bilbao)
After Project
Increase conversion to 76%
Double capacity to 220,000 b/d
New Hydrocracker (2.5 M tpa)
New Coker (3.0 M tpa)
CapEx 2008-2012: € 3,200 M
Start-up 2Q 2011
7.3
2.0
Before Project After Project
25.5
34.0
Before Project After Project
+265%
+1,0% S
Global Repsol Conversion
Index in Spain
Middle distillate output increase
at Cartagena Refinery
0%
76%
xx % % FCC Cartagena Refinery
Heavier and sourer crude
quality at Cartagena Refinery
Expand Cartagena refinery and increase conversion
%FCC
M m3
º API

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  DOWNSTREAM
Strategic Plan 2008-2012
Expand Sines petrochemical business
Cracker expansion: 160,000 tpa (ethylene)
New 300,000 tpa polyethylene and 300,000 tpa
polypropylene units
40 MW cogeneration plant
CapEx 2008-2012: € 850 M
Start-up 4Q 2010
570
410
Current After Project
‘000 tpa
295
895
Current After Project
Sines Cracker capacity
Sines Polyolefin Capacity
‘000 tpa
+40%
+300%

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  DOWNSTREAM
Strategic Plan 2008-2012
770
915
2008 2012
Strategic Targets 2012: Downstream
2008 2012
Downstream
Operating Income
(index 2008=100)
x1.8
Topping capacity in Spain
‘000
bpd
Conversion Index in Spain Recurrent Operational Savings
€M/
year
Contribution of key growth projects
Cost savings
Existing assets
Note:  Excludes extraordinary results from divestments
100
180
%
FCC
42
42
62
2008 2012
55
150
2008 2012
Repsol YPF Spain margin differential (vs. NWE Brent
Cracking) to grow by 3 USD/bbl due to conversion increase

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
Core business: Optimize operations and grow
through 10 Key projects
Downstream
Downstream
Upstream
Upstream
LNG
LNG
Organic growth focused on
three core areas

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  UPSTREAM
Strategic Plan 2008-2012
Upstream:  three core areas
North of Africa
Net production 2007: 69,000 bpd
#2 company by exploration domain in North
Africa (18 blocks
(1)
)
Significant ongoing development projects:
• Reggane, Libya I/R
LatAm and T&T(ex-Argentina and DW Brazil)
Net production 2007: 300,000 bpd
26 exploration blocks
Main ongoing development projects:
- Trinidad & Tobago, Block 39 (Peru)
Deep water: GoM and Brazil
Net production 2007: 16,000 bpd
(2)
Start up: G. Khan (2007) and Shenzi (2009):
31,000 bpd in 2012
Exploration success: Carioca (Santos basin)
Strong exploration potential: 45 exploration
blocks in GoM
(3)
and 24 in DW Brazil
(4)
(1) Repsol YPF participates in 3 additional development blocks
(2) Including Albacora Leste
(3) Includes 7 blocks to be incorporated by farm-in and 18  blocks obtained in the last bidding round, 10 of which are still pending final approval by the regulator
(4) 23 exploration blocks plus one development (Albacora Leste)

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  UPSTREAM
Strategic Plan 2008-2012
Production and reserves geographical breakdown
Upstream Net production
2007
Upstream Net proved
reserves 2007
Total Upstream production  2007:
390,000 Boepd
Total Upstream proved reserves
2007: 1,117 MBoe
Note: All figures exclude Argentina
Trinidad & Tobago
Venezuela
Peru
Bolivia
Trinidad &
Tobago
Algeria
GoM
Brazil
Other
Ecuador
Libya
Colombia
North Africa
US GoM and Brazil
LatAm (ex Argentina and Brazil)
Bolivia
Ecuador
Venezuela
Trinidad &
Tobago
Libya
Colombia
Peru
Algeria
Other
Brazil&GoM
Other regions

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  UPSTREAM
Strategic Plan 2008-2012
Substantial enhancement of exploration
performance
• Activity increase: 27 wells/yr on average vs.
17 in 2002
(1)
• Reduced Discovery cost
(2)
in core areas
(3)
from $2.90/boe (02-03) to $1.60/boe (04-06)
Improved geographical diversification
• 19% increase in production from sources
outside Latin America.
Development of new core areas (Gulf of
Mexico and deep water Brazil)
Acquisition of new high value assets (TSP,
Camisea)
(1)
Excluding Brazil  and Bolivia
(3)
Includes core areas 2002-2006 (North Africa and LatAm- ex Argentina & Brazil)
Improved Upstream performance
(2)
Discovery cost in core areas calculated as exploration and appraisal outlays divided by contingent resources found. Core areas: North Africa and North Latin America
SIGNIFICANT DISCOVERIES SIGNIFICANT DISCOVERIES
2005- 1Q2008
• NC 186: J, K, L, Q
• NC-210: A, B, C
Brazil
• Carioca
Libya
Algeria
North
LatAm
• Regganne-5
• Rondon (Colombia)
• NC-200: E, G, H
• Kahlouche
• Reggane-6
• Buenavista (Peru)
• Raya (Peru)
Bolivia
• Huacaya X-1
• Kinteroni X-1 (Peru)
Trinidad
Tobago
• Coconut
• NC 115 – NC186 : I/R

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  UPSTREAM
Strategic Plan 2008-2012
Upstream strategic lines and investment targets
2.1
2.4
(1)
Deliver key
growth
projects
Optimize
existing
assets
Focused
exploration
CapEx 2008-12
(€ B)
9.3
Increase recovery and improve operations
Invest to develop producing fields:
•
T&T, Libya, Bolivia (inc. Margarita), Others in
LatAm
Carioca (DW Brazil)
Genghis Khan/Shenzi (GoM)
I/R (Libya)
Reggane (Algeria)
Block 39 (Peru)
Focus exploration in core areas
Development
Identify future growth areas
2.9
(2)
1.9
(3)
Note: All figures exclude Argentina
(1) Includes other minor investments (2)
Exploration      (3)
Development associated to exploration discoveries

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  UPSTREAM
Strategic Plan 2008-2012
Carioca pre-salt discovery (DW Brazil)
2008 intensive exploration programme
in BMS-9
• Pending appraisal campaign
• 6 additional prospects (Guará to be
drilled in 1Q08)
2012 net production: 23,000 boe/d
Reserves: 80-90 M boe
CapEx 2008-2012: € 500 M
Start-up: 2012
Partners: Repsol YPF 25%, Petrobras
45% (operator), BG 30%
Parati
(PBR, PG, BG)
Tupi
(PBR, PG, BG)
S-9: Carioca
RY blocks
Discoveries

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  UPSTREAM
Strategic Plan 2008-2012
Offshore Brazil : Albacora Leste & Exploration
Acreage
Carioca Pre-Salt
Discovery
Operated Blocks
Participated Blocks
Albacora Leste
Santos Pre-Salt
Area
Albacora Leste
10% Albacora Leste. On stream since
2006. 3P Reserves (100%) >475 Mboe
Exploration acreage: 24 active blocks
• 2nd only to Petrobras
Average working interest 40%
• Designated operator for 11 blocks
Significant exposure to the new
Santos pre-salt Petroleum Province
• One large discovery in 2007(Carioca)
• Additional opportunities still to be drilled
Intense 2008-09 exploration campaign
more than 10 wells
• Including several pre-salt tests in
Santos and Campos

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  UPSTREAM
Strategic Plan 2008-2012
2012 net production: 31,000 boe/d
Net reserves 170-190 M boe
CapEx 2008-2012: € 700 M
Ghengis Khan start-up: 2007
Shenzi start-up: 2009
Partners: Repsol YPF 28%, BHP
44% (operator), Hess 28%
North flank and M7 potential not
included
Shenzi/Ghengis Khan (GoM)
Shenzi

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  UPSTREAM
Strategic Plan 2008-2012
Past years exploratory success
improves future organic growth
2012 net production 7,500 boe/d
Net reserves 30-40 M boe
CapEx 2008-2012: € 100 M
Start-up: 2008
Partners in NC115: Repsol YPF 20%
(operator), OMV 15%, Total 15% and
NOC 50%
Partners in NC186 as second party:
Repsol YPF 32% (operator), OMV
24%, Total 24% and Statoil-Hydro
20%
Additional fields to be developed in
NC186 (J and K) and NC200
Libya I/R
L27
NC186
A
B
D
J
K
G
C
I/R
H
NC115
10 km
2005 Discoveries
Producing fields and
discoveries '00-'05
Drilled structures
Leads

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  UPSTREAM
Strategic Plan 2008-2012
2012 net gas production: 9,400 boe/d
Net reserves: 130-145 M boe
CapEx 2008-2012: € 450 M
Start-up: 2012
Partners: Repsol YPF 33.75%
(operator), Sonatrach 25%, RWE
22.5%, Edison 18.75%
Reggane gas field (Algeria)
Discoveries
Leads
Prospects
Kahlouche KL-2
(2,290,000 m³
/day)
Sali SLI-1
(100,000 m³
/day)
Reggane
RG102
(620,000 m³
/day)
Azrafil AZSE-1
(410,000 m³
/day)
Regganne Nord
Reggane RG6
(1,131,000 m³
/day)

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  UPSTREAM
Strategic Plan 2008-2012
2012 net production: 21,000 boe/d
• Heavy crude oil 15ºAPI
• Exploratory period to finish in 2010
Net reserves: 100-120 M boe
CapEx 2008-2012: € 350 M
Start-up: end 2011
Partners: Repsol YPF 55%
(operator), Burlington 45%
Block 39 (Peru)
COLOMBIA ECUADOR
Pisco
Lima Lima
BRAZIL
COLOMBIA
ECUADOR
CHILE
Iquitos Iquitos
Pucallpa Pucallpa
Talara Talara
90
57
103
Block 39
76
88
56
PERU
RY Blocks (non operator)
RY Blocks (operator)

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  UPSTREAM
Strategic Plan 2008-2012
Focused Exploration: Add 400 M boe of reserves
€ 575 M p.a. exploration
spending:
• Investment of 5.18 $/boe
produced 2008-2012
70% of investment focused on
three core exploration areas:
• North Africa, North LatAm and
Deepwater (GOM and Brazil)
Identify new future growth
areas
Reduce geological risk profile
of exploration portfolio
The exploration program builds on important recent discoveries
Core areas
Future growth areas
Note: Excludes Argentina

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  UPSTREAM
Strategic Plan 2008-2012
Potential core area in the mid to
long term
Strategic entry in OCS Alaska
Chukchi Sea, through Lease Sale
193
Opportunity to grow in an under-
explored frontier basin with large
undiscovered resources
Partnership with Shell and ENI to
explore 71 contiguous OCS
blocks in the Beaufort Sea just
north of the prolific Prudhoe Bay
and Kuparuk oil fields
Exploration Portfolio in Alaska
Repsol 20%

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  UPSTREAM
Strategic Plan 2008-2012
Strategic targets 2012: Upstream
340 342
>410
0
200
400
600
2007 2008 2012
Production Growth 2008-12:
>5% p.a.
kboed
0,0
1,0
2,0
3,0
RRR: > 125%
Bboe
31.12.12
Reserves
31.12.07
Reserves
Additions Production
1.1
0.9
(0.7)
1.4
(1) Adjusted for new contracts in Bolivia
Note: All figures exclude Argentina
Production
Reserve replacement
(1)

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  UPSTREAM
Strategic Plan 2008-2012
Core business: Optimize operations and grow
through 10 Key projects
Downstream
Downstream
Upstream
Upstream
LNG
LNG
Maximize marketing strength
with reduced CapEx exposure

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  LNG
Strategic Plan 2008-2012
LNG attractive growth opportunity
for Repsol YPF
•
Mainly marketing and trading
Repsol YPF maintains competitive
advantage in LNG marketing and
trading
LNG business growth rates close to
10% p.a.
High LNG prices to be sustained
LNG marketing and trading
increasingly attractive value step
• Limited capital requirements
• High trading premiums
• More manageable risks
Build on LNG marketing and trading strengths
Strong marketing positions in both
sides of Atlantic basin
Competitive gas for US East and
West coasts
Stream JV with Gas Natural: High
capacity for contract portfolio
optimization and arbitrage
• Repsol YPF+ GN: #3 world player
in LNG sourcing
• Flexible contract portfolio
• Dedicated fleet of 13 tankers

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  LNG
Strategic Plan 2008-2012
Attractive LNG assets and projects
(1)
NIOC holds 50% interest in Persian LNG. Shell 25%.
Atlantic LNG
• Liquefaction: 22.6 bcma
• Repsol YPF: ~23%
• Most competitive source for USA
East Coast
Peru LNG
• Liquefaction:  6.2 bcma
• Repsol YPF: ~20%, 100% off-take
• Most competitive for East Pacific Basin
Canaport LNG
• Regasification: 10 bcma
• Repsol YPF: 75%
• North America market access
BBE/BBG
• Regasification: 7 bcma
• Repsol YPF: 25%
• Access to  Spanish market
Persian LNG
• Repsol YPF: 25%
(1)
• JV Repsol YPF-GN
• 13 dedicated tankers
• Portfolio optimization
Projects under construction
Operating
Future projects

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  LNG
Strategic Plan 2008-2012
LNG strategic lines and investment targets
0.1
0.8
(1)
0.6
(1)
Deliver key
growth
projects
Optimize
current
operations
Future
projects
CapEx 2008-12
(€ B)
1.5
(1)
Maximize trading returns
• Competitive advantage in supply and fleet
management
• Supply contract portfolio optimization
Grow LNG supply volume
• Favoring flexibility
Peru LNG integrated project
Canaport regasification terminal
Persian LNG
Other projects post 2012 under study
(1) Includes €0.5B of E&P CapEx associated to integrated LNG projects, already  accounted for in Upstream:
€0.1B in Peru LNG and €0.4B in Persian LNG

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  LNG
Strategic Plan 2008-2012
Integrated LNG project in Peru
• Most competitive location for
access to East coast of Pacific
Basin
Liquefaction: 6.2 bcm/year
CapEx 2008-2012: € 400 M
(1)
Start-up: 2010
Operator of LNG plant: Hunt Oil
Repsol YPF share: 10% E&P, 20%
liquefaction, 100% off-take
Signed contract in 2007 to sell
part of off-take to Manzanillo
(Mexico)
Peru LNG
Perú LNG
(Liquefaction)
Camisea
(Blocks 56 and 88)
TGP (gas pipeline)
(1) Does not include €0.1B associated with E&P

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  LNG
Strategic Plan 2008-2012
Regasification terminal in Canada
• Access to the US market
Capacity: 10 bcm/year
CapEx 2008-2012: € 300 M
Start-up: 2009
Partners: Repsol YPF 75% (operator),
Irving Oil 25%
Canaport LNG
Gas Pipeline
M&NC
Gas Pipeline
M&NU
Canaport
LNG project

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  LNG
Strategic Plan 2008-2012
Strategic targets 2012: LNG
18
4
0
5
10
15
20
25
2008 2012
Increase LNG marketing:
+ 14 Bcm/yr
Bcm
Start-up two new projects
Marketed LNG volumes Start-up dates
x4.4
2009
Canaport
2010
Peru LNG

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
Ten key growth projects plus exploration drive
organic growth of Core businesses
Downstream LNG Upstream
Regganne Nord
L27
NC186
A BD
J
K
G
C
I/R
H
NC115
Down-
stream
Up-
stream
LNG
ECUADOR
Combined CapEx for key growth projects + exploration: € 12.3 B
High rate of return of 10 key growth projects: IRR > 15%
Peru LNG
400 M€
Cartagena (Spain)
3,200 M€
Canaport (Canada)
300 M€
Sines (Portugal)
850 M€
GK/Shenzi (GoM)
700 M€
Regganne (Algeria)
450 M€
Libya I/R
100 M€
Carioca (Brazil)
500 M€
Exploration
575
(1)
M€ pa
Block 39 (Peru)
350 M€
Bilbao (Spain)
700 M€
x
CapEx 2008-2012
(1) Does not include €1.9B development investment associated to exploration discoveries

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
8
12
1
21
0
5
10
15
20
25
Key Growth projects plus Exploration:
Significant contribution to growth in 2008-2012
Key growth projects represent
~60% of CapEx...
...and provide ~75% of operating
income growth
CapEx 2008-2012
Total Core
Business
Future
projects
10 key
projects
+ Exploration
Existing
assets
B€
0
50
100
150
200
250
2008 Growth 2012
10 key projects + exploration
Existing assets
Index
(2008=100)
Note:
Assumes $55 oil price. All figures exclude Gas Natural and YPF. CapEx in existing assets
Includes investments done by the Corporation
Operating Income 2008-2012

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  YPF
Strategic Plan 2008-2012
Integrated
core business
Operated
Key
Shareholding
Non-operated
Key
Shareholding
Our vision and strategic priorities 2008-2012
Up-
stream
LNG
Down-
stream
• Optimize profitability of current operations
• Focused growth through 10 key projects
• Divest non-performing assets
• Partial divestment to improve and rebalance
portfolio
• Local partner and anticipated additional free
float critical to increase value. Local focus within
the framework of a global company
• Improve performance by capturing opportunities
in an expanding energy market
• Growth of operations via Stream JV
• Growth and leverage maximization
• Open options and flexibility for the future
Focused Management for Profitability and Growth: Shareholder and stakeholder returns

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  YPF
Strategic Plan 2008-2012
The leading energy company in Argentina
Refining and Logistics
Leading refiner in Argentina
-
Total refining capacity: 333,000 bpd (53% share)
High conversion and complexity
1,801 km pipeline network
Marketing
Leading marketer in Argentina (56% market share in diesel and 51% in gasoline)
-
1,700 service stations
Exploration & Production
Leading producer in Argentina (~42% )
-
2007 Production: 636,000 boepd (~38% crude oil production share)
-
2007 Proven Reserves: 1,276 M boe
Petrochemicals
Petrochemical business fully integrated with refining and E&P (natural gas)
Production of 2.1 M tpa (>55% exports)

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  YPF
Strategic Plan 2008-2012
50
75
100
125
150
175
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Source: INDEC. BP Review of World Energy, World Bank
Index (base 100 = 1990)
Annual growth 90–02
• GDP 3%
• Demand 2%
Annual growth
03–06
• GDP 9%
• Demand 7%
GDP
Argentina Real GDP and Energy Demand growth (1990-2006)
Argentina growth among
the highest worldwide …
10.3
China
8,8 Argentina
8,5
India
7.5
Venezuela
7.1
Turkey
5.5
Thailand
5.3
Colombia
5.0
Chile
3.3
USA
3.3
Spain
2.8
U.K.
Real GDP Growth
(2003-06). % per
annum
. . . with high expectations for energy demand increase
YPF is in an unique position to capture
opportunities in an expanding energy market
Energy demand
Peru
5.8

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  YPF
Strategic Plan 2008-2012
0
10
20
30
40
50
2000 2001 2002 2003 2004 2005 2006
Argentina to become energy import dependent
0
10
20
30
40
50
2000 2001 2002 2003 2004 2005 2006
Gas supply - demand balance
M toe
(1) Net exports = Exports - Imports
Source:
Secretaría de Energía; 2006 Gas import data from SESCO, and Gas export data from ENARGAS; analysts reports
Net exports
(1)
Demand
Production
Crude oil supply - demand
balance
M toe
Analysts forecast Argentina to become a net importer of
• Crude by 2010-2014
• Gas by 2010-2012

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  YPF
Strategic Plan 2008-2012
69
91
116
0
20
40
60
80
100
120
140
1995 2002 2007(e)
6,28
7,07
4,24
6.3
4.5 (3.7)
(2.8)
4.2
0
2
4
6
8
10
12
Energy prices expected to adjust to attract investment
Gas and oil
proved reserves
Crude refined
Gas transportation
injection average
Utilization
(%)
75–80 85–90 ~90
Nominal capacity
Source:
CAMMESA, BP Statistical review; Secretaria de energia; ENRE; I.A.E “General Mosconi”
Production
Reserves
1995
’96-’02 Reserves
2007 (e)
Additions
’96-’07 (e)
‘03-’07 (e)
Utilization
(%)
78 73 94
467
502
529
0
100
200
300
400
500
600
700
1995 2002 2007(e)
Topping
capacity
B boe
‘000 bpd
M m3/d
Winter
peak

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  YPF
Strategic Plan 2008-2012
Strategic lines and investment targets
6.0
1.8
Key growth
projects
Maximize
profitability of
existing
operations
CapEx 2008-12
(€ B)
7.8
Make progress in regulatory situation
Improve efficiency
Manage production declines
Invest to meet product specifications
PLADA
(1)
: Maximize recovery from mature fields
Capital spending for YPF in line with depreciation
(1) Plan Adicional de Desarrollo de Activos, 82 projects

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  YPF
Strategic Plan 2008-2012
PLADA
(1)
: maximize recovery from mature fields
Use technology to increase
production and recovery in mature
fields
Different technologies and risk levels:
• Lower risk: infill drilling, workover,
secondary recovery
• Medium risk: heavy oils
• Higher risk: tight gas, tertiary
recovery
Significant increase in production and
reserve additions in the period
CapEx 2008-2012: € 1.8 B
Project portfolio
2007 2008 - 2009
-
+
Risk
2010 +
PLADA
projects
Ongoing
projects
Note: Net Production and Reserves
(1) Plan Adicional de Desarrollo de Activos

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  YPF
Strategic Plan 2008-2012
Strategic Targets 2012
Significant increase in YPF operating and net income in 2008-2012
• Oil product prices increase approaching import parity
• Gas prices getting closer to levels prevailing in the Region
• Cost reductions and operational improvement
• Incremental investments in downstream
Proactive management of fields to minimize production decline
Acceleration in reserve additions above recent historical trend
• PLADA: Mature field development and non conventional resources
• On-shore and off-shore exploration

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  GAS NATURAL
Strategic Plan 2008-2012
Operated
Key
Shareholding
Non-operated
Key
Shareholding
Our vision and strategic priorities 2008-2012
• Partial divestment to improve and rebalance
portfolio
• Local partner and anticipated additional free float
critical to increase value. Local focus within the
framework of a global company
• Improve performance by capturing opportunities
in an expanding energy market
Integrated
core business
Up-
stream
LNG
Down-
stream
• Optimize profitability of current operations
• Focused growth through 10 key projects
• Divest non-performing assets
• Growth of operations via Stream JV
• Growth and leverage maximization
• Open options and flexibility for the future
Focused Management for Profitability and Growth: Shareholder and stakeholder returns

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  GAS NATURAL
Strategic Plan 2008-2012
America Gas supply / LNG
~ 25 bcm contracted
Fleet of 13 tankers (including
3 from Repsol YPF)
Europe – Maghreb pipeline
Spain
Gas sales of ~ 22 bcm
5.6 million points of gas
supply
Market share:
84% distribution
51% commercialization
4,000 MW in operation
1,200 MW under construction
Underground storage and
exploration
Multiproduct offer
Europe
France
Gas sales: 0.4 bcm
Market share: 0.7%
Italy
Gas commercialization
Gas distribution (339,000
points of supply)
Market share: 0.8%
Maghreb: E&P
Gas sales: ~ 15 bcm
(including TPA)
5 million points of gas supply
(Argentina, Brazil, Colombia
and Mexico)
271 MW and regasification
plant in Puerto Rico
2,233 MW in Mexico
LNG sales 2.5 bcm North
America
Exploration in Gassi Chergui
Gas Natural SDG: a leading natural gas company
GAS NATURAL today: Present in 11 countries, leader in LNG and in gas-power convergence

Progress to date

Vision 2008-2012
Strategic Plan  2008-2012:  GAS NATURAL
Strategic Plan 2008-2012
Maximize value of Gas Natural
CapEx 2008-12: € 12.5 B
3,900
1,912
0
1.000
2.000
3.000
4.000
5.000
2006 2012
EBITDA
€ M
51
38
0%
25%
50%
75%
2007E 2012
Debt ratio
x2.1
Intl.
Distribution
Power Spain
Power Intl.
Wholesale
Up &
Midstream
Spain
Distribution
LatAm
Distribution
25%
7%
23%
14%
8%
1%
22%
Source: Gas Natural, SDG strategy
presentation
%

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
Our vision and strategic priorities 2008-2012
Non-operated
Key
Shareholding
• Growth of operations via Stream JV
• Growth and leverage maximization
• Open options and flexibility for the future
Operated
Key
Shareholding
• Partial divestment to improve and rebalance
portfolio
• Local partner and anticipated additional free
float critical to increase value. Local focus
within the framework of a global company
• Improve performance by capturing opportunities
in an expanding energy market
Integrated
core business
Up-
stream
LNG
Down-
stream
• Optimize profitability of current operations
• Focused growth through 10 key projects
• Divest non-performing assets
Focused Management for Profitability and Growth: Shareholder and stakeholder returns

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
3.7
3.7
Existing
activities
Future
projects
Total
2008-2012
€B
Key
growth
projects
Down
5.1
0.6
4.8
10.5
10.3
7.8
17.5
TOTAL
32.8
14.1
1.2
Upstream
+ LNG
2.2
0.6
7.5
0.5
Corp
0.5
21.3
Total Core
7.8
1.2
12.3
6.0
1.8
Total Group CapEx

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
Dividend growth and financial discipline
0.60
0.72
1.00
2005 2006 2007E
2.0 2.0
1.5
1.0
0.5
0.0
+ 40%
Dividends per share
€/share
15
33 6
41
0
10
20
30
40
50
Cash Movements in
2008-2012 period
•
Financial discipline
•
Divestment proceeds used for debt reduction
•
Debt reduction will increase financial flexibility
Op. CF
after tax
CapEx
Divestments
after tax
FCF
available for
dividends and
debt reduction
B€
• Increasing returns to shareholders via
dividends:
o
based on growth of net income

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
Continue focus on safety, environment and
corporate social responsibility
• Reinforce ongoing Safety and Accident Reduction Program
- Accident Frequency Index reduced by 83% since 1999
- 2006: 32% of employees have attended safety training, for a total of 210,000 hours
Safety
Environment
Corporate
Social
Responsibility
• Biofuels leadership
- European leader in use of bioethanol in gasoline (140,000 tpa)
- Four biodiesel plants on construction in Spain (900,000 tpa)
- Active biofuels research program
• Energy efficiency, GHG reduction  and Biodiversity protection Programs
• 2006 environmental spending: 360 M€ million (OpEx + CapEx)
• Internationally recognized for transparency and social responsibility
- Member of Dow Jones Sustainability Indexes and FTSE4Good
- Ranked “best petroleum company” for CSR by Good Company Ranking 2007
- Ranked “highest level of transparency and information on corporate social responsibility”, by Global Reporting Initiative 2007

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
210
2008 2010 2012
100
Group EBITDA Group Operating income
Note:
Excludes extraordinary results from divestments
(1) Net Income after minorities
Group Net income
(1)
Repsol YPF 2008-12:   Focused Management
for profitability and growth
Index
2008=100
280
2008 2010 2012
100
Index
2008=100
Index
2008=100
x2.1
2009 2011
x1.8
2009
2011
2009 2011
x2.8
180
2008 2010 2012
100

Progress to date

Vision 2008-2012 Strategic Plan  2008-2012
Strategic Plan 2008-2012
A stronger company with open strategic options
for future growth
Significant organic growth
• Operating income 2008-12: x2.1; Net income 2008-12: x2.8
• 10 key growth projects in core businesses
New group structure and balanced portfolio
• Core businesses and key shareholdings
• c. 55% OECD
Strong financial position and shareholder returns
• Debt ratio significantly below current level (27%)
• Funds from divestments used for debt reduction
• Dividend increase
Organization accountable and ready
Leader in transparency and social responsibility
Well defined path to strengthen
performance and competitive position
Repsol YPF strategy 2008-12 highlights
Reduced risk exposure through a
more balanced portfolio

Investor
Investor
Relations
Relations
Paseo de la Castellana 278-280
28046 Madrid (Spain)
Tel: 34 913 48 55 48
Fax: 34 913 48 87 77
E-mail: inversores@repsolypf.com
www.repsolypf.com
Downstream
Downstream
Upstream
Upstream
LNG
LNG
February 2008
Strategic Plan 2008-2012
Strategic Plan 2008-2012
Focused Management for Profitability & Growth

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 28th, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer